Filed Pursuant to Rule 433
Registration No. 333-172698
May 15, 2012

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 15, 2012)

Issuer:	Gulf Power Company
Security:	Series 2012A 3.10% Senior Notes due May 15, 2022
Expected Ratings:*	A3/A/A (Moody’s/Standard & Poor’s/Fitch)
Size:	$100,000,000
Initial Public Offering Price:	99.813%
Maturity Date:	May 15, 2022
Treasury Benchmark:	1.75% due May 15, 2022
US Treasury Yield:	1.772%
Spread to Treasury:	+135 basis points
Re-offer Yield:	3.122%
Make-Whole Call:	T+25 basis points
Coupon:	3.10%
Interest Payment Dates:	May 15 and November 15 of each year, beginning November 15, 2012
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	402479CC1 / US402479CC12
Trade Date:	May 15, 2012
Expected Settlement Date:	May 18, 2012 (T+3)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC
Co-Manager:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Gulf Power Company collect at 1-404-506-0791, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.